Exhibit 99.135

NUCLEAR ENGINEER, SUSAN HOXIE-KEY, JOINS ENCORE ENERGY BOARD OF DIRECTORS

CORPUS CHRISTI, Texas, June 1, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) announced today that Ms. Susan Hoxie-Key has been appointed as the newest member of its Board of Directors, effective June 1, 2022. Ms. Hoxie-Key is a proven nuclear industry leader, with more than 40 years of engineering experience covering nuclear core design, nuclear fuel-related licensing, nuclear fuel procurement, oversight of nuclear fuel-related engineering products, and direct support of reactor operations.

Ms. Hoxie-Key was a 2008 winner of the American Nuclear Society (ANS) Oestmann Achievement Award for technical achievement in the fields of nuclear science, engineering, research or education. She has also held numerous nuclear industry leadership roles across the years, including Chairman of the World Nuclear Fuel Market (WNFM) Board of Governors between June 2016 and June 2018, member of the Nuclear Energy Institute (NEI) Accident Tolerant Fuel Safety Benefits and Licensing Task Forces, and member of Electric Power Research Institute (EPRI) PWR (Pressurized Water Reactor) Technical Advisory Committee.

Ms. Hoxie-Key worked for Southern Nuclear Operating Company (SNC) for 31 years, where she directed and conducted complex multi-disciplinary projects involving in-reactor fuel performance, fuel procurement, fuel-related licensing, and core design. She also served as the SNC lead for nuclear industry efforts to increase the uranium enrichment limit above 5 weight percent and to increase the current licensed fuel burnup limit.

Ms. Hoxie-Key earned her bachelor’s degree in nuclear engineering from Mississippi State University and her master’s degree in nuclear engineering from Georgia Institute of Technology. She is a registered Professional Engineer in Alabama and Georgia.

“We are pleased to welcome Susan to the Board of Directors of enCore Energy,” said William M. Sheriff, Executive Chairman. “Susan brings a wealth of experience and expertise to the Company from the user end of the nuclear fuel cycle. She is a recognized nuclear industry leader and operator with over 40 years’ experience. Her knowledge, skillset and strong relationships with our industry, government agencies and regulators will complement our existing board members who together provide enCore with direct expertise in all elements of the nuclear fuel cycle from uranium discovery and production through conversion and enrichment to consumption in nuclear plant power generation. She will be an incredible asset for our company as we advance our strategic plan.”

Paul Goranson, Chief Executive Officer added, “I have known Susan for nearly 20 years as a colleague in the nuclear industry through various trade associations. In those interactions, I saw firsthand her leadership skills and calm approach to solving some complex, industry wide issues. I look forward to working with her on our Board as we continue to transform into a leading US uranium producer at a time of significantly increasing demand.”

In conjunction with the appointment, the Company approved to grant Ms. Hoxie-Key 500,000 stock options with 25% vesting in 6 months and 25% every 6 months thereafter. The stock options are exercisable for a term of five years at an exercise price of $1.25 per common share.

About enCore

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

For more information, visit www.encoreuranium.com.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

c View original content to download multimedia:

https://www.prnewswire.com/news-releases/nuclear-engineer-susan-hoxie-key-joins-encore-energy-board-of-directors-3015
58730.html

SOURCE enCore Energy Corp.

c View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2022/01/c8667.html

%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com; www.encoreuranium.com CO: enCore Energy Corp.

CNW 07:00e 01-JUN-22